UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

With a copy to:

Norton Rose Fulbright US LLP

555 California St Suite 3300

San Francisco, CA 94104

Attn: Lior Nuchi, Esq.

(628) 231-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON H.P. Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,433,552 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,433,552 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11[1]	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,552 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes an aggregate of 75,625 shares of common stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof.
[2]

Based on 47,079,923 shares of common stock outstanding as of July 31, 2020, as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission on August 21, 2020 and assumes that the 75,625 shares of common stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON V99, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 0 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 0 shares (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supersedes the Schedule 13D (the “Schedule 13D”) filed previously with the Securities and Exchange Commission (the “Commission”) by H.P. Jin on March 6, 2020 in entirety.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

ITEM 1. SECURITY AND THE ISSUER

The securities to which this Schedule 13D relates are the common stock, par value $0.001 per share (the “Common Stock”), of Telenav, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed jointly by (i) H.P. Jin (“Dr. Jin”) and (ii) V99, Inc., a Delaware corporation (“V99”). Collectively, Dr. Jin and V99 are the “Reporting Persons,” and each is a “Reporting Person.” Dr. Jin is the sole stockholder, sole director, Chief Executive Officer and Treasurer of V99. While V99 does not own any shares of the Common Stock, V99 is filing this Schedule 13D jointly with Dr. Jin because it has delivered the Proposal Letter described in Item 4 to the Issuer. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, as amended.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b) Dr. Jin’s address is c/o Telenav, Inc., 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054. The business address of V99 is Attention: H.P. Jin, c/o Telenav, Inc., 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

(c) Dr. Jin is the President and Chief Executive Officer, and a member of the Board of Directors of the Issuer. Dr. Jin is the sole stockholder, sole director, Chief Executive Officer and Treasurer of V99. The business address of V99 is referenced in Item 2(b) above. The primary focus of the business operations of V99 is to develop location-based technologies in various areas of connected cars including navigation and explore acquisitions of companies with applicable technologies and products in the location-based technology and service field.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Jin is a citizen of the United States of America. V99 is organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the shares of Common Stock to which this Schedule 13D relates were purchased by Dr. Jin, using his personal funds or acquired as a result of the exercise of options, vesting of restricted stock units awarded under the Issuer’s equity incentive plans. V99 does not own any shares of Common Stock.

Of the 2,433,552 shares of Common Stock held by Dr. Jin (i) 2,042,927 shares were purchased in private transactions prior to the Issuer’s initial public offering in May 2010 or were issued subsequent to the Issuer’s initial public offering upon the exercise of options or vesting of restricted stock units granted to Dr. Jin under the Issuer’s equity incentive plans, (ii) 65,000 shares were purchased in open market transactions between August 2016 and November 2018, (iii) 250,000 shares were purchased in open market transactions during 2019 for an aggregate purchase price of approximately $1,828,000 and (iv) 75,625 shares may be acquired by the Dr. Jin upon the exercise of outstanding stock options within 60 days hereof.

ITEM 4. PURPOSE OF TRANSACTION.

Dr. Jin acquired the securities described in this Schedule 13D for investment purposes.

Dr. Jin is the President and Chief Executive Officer, and a member of the Board of Directors of the Issuer. In such capacity, Dr. Jin regularly interacts with management and other directors, and may interact with other stockholders and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, including the possibility of exploring extraordinary corporate transactions. As a result, Dr. Jin may take positions with respect to and seek to influence the decision of the Board of Directors of the Issuer regarding these and other matters.

On or about September 23, 2020, Dr. Jin started contemplating the possibility and feasibility of pursuing a transaction involving the acquisition of all the outstanding shares of Common Stock of the Issuer not already owned by Dr. Jin that would result in the Common Stock of the Issuer ceasing to be listed on the NASDAQ Capital Markets (a “Transaction”). Dr. Jin started evaluating the possibility of such a Transaction considering the challenging market conditions to access capital in the public stock market, the Issuer’s limited public float and trading volume, and the expenses of maintaining the Issuer as a public company to generate the best value for the Issuer’s stockholders. Dr. Jin has had preliminary discussions with Samuel Chen, a beneficial owner of the shares of Common Stock of the Issuer owned by Digital Mobile Venture Limited and a director of the Issuer, regarding potential financing and referral sources of financing for such Transaction. Dr. Jin informed the Board of Directors of the Issuer on September 24, 2020 that he was contemplating such a Transaction and of potentially submitting an offer proposal. On September 30, 2020, Dr. Jin formed V99.

On September 30, 2020, V99 delivered a letter (the “Proposal Letter”) addressed to Special Committee of the Board of Directors of the Issuer pursuant to which it proposed to acquire all of the issued and outstanding shares of Common Stock for a purchase price equal to a 20% premium over the closing share price on September 30, 2020 in cash. The Proposal Letter indicated that there would be no financing contingency associated with the offer and that the transaction was expected to be structured as a reverse triangular merger. Through the offer in the Proposal Letter, V99 intends for the Issuer to become a privately owned subsidiary of V99.

The offer made by V99 is subject to a number of conditions, as specified in the Proposal Letter.

The Proposal Letter and V99’s expression of interest are non-binding, do not constitute an offer capable of acceptance or other binding commitment or obligation, and V99 may terminate discussions regarding its expression of interest or the potential transaction at any time and for any or no reason. No commitment, including any obligation to negotiate, and no binding obligation on the part of V99 shall arise with respect to its expression of interest or the potential transaction unless and until such time as relevant formal, definitive agreements with respect to such transaction are executed and delivered by the parties thereto, and then only to the extent set forth in such formal, definitive agreements.

The offer made by V99 relates to, or would result in, certain of the actions or events specified in subsections (a) through (j) of Item 4 of Schedule 13D (the “Enumerated Events”).

The description of the Proposal Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal Letter, which has been filed as Exhibit 99.2 hereto and which is incorporated herein by reference in its entirety.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Commission. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Except as described in this Item 4, the Reporting Persons have not, as of the date of this Schedule 13D, formulated any plan or proposal that relates to or would result in any of the Enumerated Events. However, each Reporting Person reserves the right to acquire (or dispose of) additional securities of the Issuer in the open market, through the exercise of stock options, through the vesting of restricted stock units or performance-based stock units, through purchases of shares under the Issuer’s equity incentive plan, through block trades, through privately negotiated transactions, or otherwise, in any combination of the foregoing or in any other lawful manner, and to change their intentions with respect to, the Issuer and their investment in securities of the Issuer. This evaluation may be based on various factors, including the Issuer’s business and financial condition and results of operations and prospects, the relative attractiveness of alternative business and investment opportunities, other future developments, market conditions, such Reporting Person’s general investment and trading policies, and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Dr. Jin beneficially owns 2,433,552 shares of the Issuer’s Common Stock or 5.2% of the Issuer’s Common Stock. Dr. Jin’s ownership includes (1) 2,357,927 shares of Common Stock held directly by Dr. Jin and (2) 75,625 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Jin that are exercisable within 60 days hereof.

V99 does not own any shares of Common Stock. V99 is filing this Schedule 13D jointly with Dr. Jin because it has delivered the Proposal Letter to the Issuer as described in Item 4.

(c) No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the 60 days preceding this Schedule 13D.

(d) There is no other person known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such Reporting Person covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Dr. Jin currently holds options to purchase Common Stock and restricted stock units to acquire an aggregate of 315,625 shares of Common Stock, of which (i) 75,625 shares may be acquired by Dr. Jin upon exercise of outstanding stock options within 60 days hereof and (ii) 0 shares may be acquired by Dr. Jin upon vesting of restricted stock units within 60 days hereof.

Dr. Jin is a party to the Issuer’s Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 14, 2009 (the “Rights Agreement”), which provides, among other things, that certain holders of the Issuer’s capital stock, including Dr. Jin, receive certain registration rights. The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on October 30, 2009.

The Reporting Persons have agreed to pursue the transactions described in the Proposal Letter.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated October 1, 2020*

Exhibit 99.2	Proposal Letter, dated September 30, 2020*

Exhibit 99.3	Fifth Amended and Restated Investors’ Rights Agreement, dated April 14, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-162771) filed on October 30, 2009).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Schedule 13D is true, complete and correct. Each of the undersigned also hereby agrees to file this Schedule 13D jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to this Schedule 13D.

Dated: October 1, 2020

/s/ H.P. Jin
H.P. Jin

V99, Inc.

By:	/s/ H.P. Jin
Name:	H.P Jin
Title:	Chief Executive Officer